Norske Skog

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Lysaker, 2004-03-23

United States Securities and Exchange Commission
Washington DC 20549

USA

04024066

RECEIVED
MAR 30 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 158

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SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on March 17, and March 19, 2004.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

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PROCESSED
APR 06 2004
THOMSON FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange March 17, and March 19, 2004

dlw 4/5

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Head office news for Norske Skog employees — 17 March 2004 / No. 5

Norske Skog CorporateNews

PRESS RELEASE

The company's election committee has recommended the following directors for an additional term: Halvor Bjørken and Gisèle Marchand, whom are both currently representatives for the shareholders. The election committee has also recommended the re-election of Lars Wilhelm Grøholt as chairman of the board, and Egil Myklebust as vice chairman.

As representatives on behalf of the shareholders in Norske Skogs corporate assembly, the election committee has recommended the following for an additional term: Emil Aubert, Ole H. Bakke, Bjørn Kristoffersen and Halvard Sæther. The elektion committee also recommends the election of Åse Marie Bue, Christian Ramberg and Ann Kristin Brautaset as new representatives.

As alternate representatives for the corporate assembly on behalf of the shareholders the following are recommended: Turid Fluge Svenneby and Siv Fagerland Christensen (for re-election), Hege Huse and Torstein A. Opdahl (new candidates).

The elections are scheduled for 15 April 2004.

For additional information: Hanne Aaberg
Senior Vice President
Corporate Communications
Tel: +47 67599029
Or Chairman Corporate Assembly
Ivar Korsbakken
Tel: +47 22010551

Oxenøen, 17 March 2004

The Corporate News is published by Norske Skog Corporate Communications.

Phone: +47-67599029
Email: hanne.aaberg@norskeskog.com

Norske Skog

To the shareholders of Norske Skogindustrier ASA

Annual General Meeting of Norske Skogindustrier ASA
will be held at [illegible] on Thursday 15 April [illegible], at Felix Conference Center,
Bryggetorget 3, Vika, Oslo.

In accordance with §9 of the Company's Articles, the chairman of the Corporate Assembly, Ivar [illegible], will open and chair the meeting.

The Agenda is as follows:

1. To adopt the Annual Report and Accounts for 2003 of Norske Skogindustrier ASA and the Group.

2. To allocate the Annual Result for 2003, including distribution of dividend for Norske Skogindustrier ASA.

3. To determine the remuneration of the members of the corporate assembly.

4. To approve the auditor's fee.

5. To elect a new auditor.

   The board and corporate assembly will propose the election of a new auditor, pursuant to sections 7-1 and 7-3 of the Norwegian Act relating to Public Limited Liability Companies.

   As a consequence of earlier acquisitions and reorganisations, the company currently has relations with a substantial number of different service providers for the audit function. To help improve the efficiency of supervision and coordination of auditing services globally, the company has carried out an assessment of the four largest auditing companies. Following an overall assessment of the tenders, the general meeting will be asked to approve the following resolution:

   "That PricewaterhouseCoopers DA be appointed as the new auditor for the company."

6. To elect the members and deputy members of the Corporate Assembly.

   The company's election committee has recommended Åse Marie Bue, Christian Ramberg and Arne Kristian [illegible] for election as members of the corporate assembly, and [illegible] and Kenneth A. [illegible] as alternate members of the corporate assembly. A more detailed presentation of these candidates and the basis for recommending them will be provided at the general meeting.

7. To elect three members to the election committee.

   In accordance with article 8 of the articles of association, the election committee will consist of the chairman of the corporate assembly and 3 members who are elected by the general meeting. The election committee has recommended the re-election of the sitting members of the election committee ([illegible], Bjørn Kristiansen and Helge Evju).

8. To authorise the board to purchase the company's own shares.

The general meeting in 2003 authorised Norske Skogindustrier ASA to purchase its own shares up to a par value of NOK 133 137 038, subject to the restriction that no more 10 per cent of the outstanding shares may be purchased at any time. This authority expires on 10 October 2004. Under this authority, 50 200 shares were purchased in June 2003.

The company's has an on-going requirement to adjust its capital structure to the group's activities. In profitable periods, when the group does not require the equity capital raised by the company or earned from the company's operations, it will be appropriate to use this capital to reduce the number of outstanding shares. This can also be done to adapt the number of outstanding shares to demand for the company's shares.

The board proposes that the general meeting adopts the following resolution:

"That the board be authorised to purchase the company's own shares up to a par value of NOK 133 137 038, subject to the restriction that no more than 10 per cent of the outstanding shares may be purchased at any time. The lowest and highest price at which the shares may be purchased is NOK 25 and NOK 300 respectively. The board is free to purchase and sell shares in whichever way the board finds most appropriate, provided that the general principles of equal treatment of shareholders are respected. This authority is granted for a period of 18 months from 15 April 2004. From that date, this authority will replace previously approved authorisations for the purchase of the company's own shares."

Information
Shareholders wishing to attend the general meeting, either in person or by proxy, must complete and return the attendance slip, specifying any proxies, by 15.00 on Monday 13 April 2004:

- by fax to the Issuer Services department, Nordea, +47 22 48 63 49
- by phone to Berit Nesten, Issuer Services, +47 22 48 54 04
- by post to the Issuer Services Department, Nordea Bank Norge ASA, P O Box 1166 Sentrum, N-0107 Oslo, Norway.
- on Norske Skog's web site: www.norske-skog.com (cannot be used to specify proxies)

If such notice has not been received by the deadline, as specified in article 9 of the articles of association, the person concerned may be refused admission to the general meeting.

To confer entitlement to attend the meeting, a share must be registered in the name of the real owner with the Norwegian Central Securities Depository (VPS), or the owner must in some other way have given notice of and received approval for their purchase. In accordance with article 5 of the articles of association, voting rights cannot be exercised for shares which have been transferred to a new owner until eight days after the purchase has been notified to the company.

Attendance and proxy forms are enclosed.

Admission cards will be issued at the door.

Light refreshments will be served after the General Meeting.

The directors' report and the annual accounts, together with the auditor's report for 2003, are contained in the annual report which will be sent to all shareholders. Norske Skog's annual report for 2003 will also be accessed on its web site: http://www.norske-skog.com.

Lysaker, 19 March 2004

Ivar D. K[illegible]
Chairman of the Corporate Assembly